[New Source Letterhead]

January 11, 2013

Via Secure E-mail

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	New Source Energy Partners L.P.

Registration Statement on Form S-1

Submitted December 31, 2012

File No.: 333-185754

Ladies and Gentlemen:

Set forth below are the responses of New Source Energy Partners L.P. (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 7, 2013, with respect to the registration statement on Form S-1 (File No.: 333-185754), filed with the Commission on December 31, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of the Staff’s comment or Amendment No. 1 unless otherwise specified. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Use of Proceeds, page 56

1. Refer to the following sentence on page 56: “We intend to use the estimated net proceeds …, after deducting underwriting discounts, structuring fees, fees and expenses associated with our new revolving credit facility and offering expenses …, as consideration … for the contribution by New Source Energy … and to pay fees and expenses associated with such contribution, our new revolving credit facility and this offering.” Please clarify this sentence, as there appears to be a redundancy.

RESPONSE:

We have revised our disclosure to clarify the redundancy in the indicated sentence. Please read page 56 of Amendment No. 1.

Securities and Exchange Commission

January 11, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 100

New Revolving Credit Facility, page 113

2. We note your response to comment 13 in our letter dated November 16, 2012. Our prior comment requested disclosure regarding your anticipated debt position at the time your offering will be completed as part of the Liquidity and Capital Resources section of your filing. Please revise this disclosure accordingly. Refer to Item 303(A)(2) of Regulation S-K.

RESPONSE:

We have revised our disclosure to provide our anticipated debt position at the closing of the offering within the Liquidity and Capital Resources section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please read page 113 of Amendment No. 1.

New Source Energy Credit Facility, page 113

3. Please clarify in this section that the Partnership no longer will have access to the New Source Energy credit facility following the completion of your offering, consistent with the information which you provided to us in response to comment 31 in our letter dated November 16, 2012.

RESPONSE:

We have revised our disclosure to clarify that we will not have the ability to borrow under the New Source Energy Corporation credit facility following the completion of this offering. Please read page 114 of Amendment No. 1.

Business and Properties, page 121

4. We note your response to comment 15 in our letter dated November 16, 2012. Please disclose the information which you provided to us in your response letter.

RESPONSE:

We have revised our disclosure to add the information we previously provided in our response to Comment 15 in the Staff’s letter dated November 16, 2012. Please read page 127 of Amendment No. 1.

Acreage, page 134

5. In comment 20 in our letter dated November 16, 2012, we asked that you disclose the proved undeveloped reserves and associated drilling locations that are scheduled for drilling after the expiration of any material undeveloped acreage. You declined, in part, with “Although the majority of our undeveloped acreage is subject to material near-term lease

Securities and Exchange Commission

January 11, 2013

expiration, we do not believe this presents a material risk to us as a result of our ability to utilize the forced pooling process.” We do not agree with your position. As the outcome of forced pooling procedures is based on the individual facts and circumstances of each situation, it is the staff’s view that success cannot be sufficiently predicted so as to be incorporated in attribution of proved reserves. We note your risk factor with regard to forced pooling on page 35, your statement on page 158 that you do not assume forced pooling in your reserve reports and, on page 213, that the forced pooling procedures are performed by New Source Group and, thus, are not under your control. We reissue our prior comment 20.

RESPONSE:

We acknowledge the Staff’s comment and in response we have added disclosure regarding the proved undeveloped reserves and associated drilling locations that are scheduled for drilling after the expiration of the leases covering such undeveloped acreage. In addition, we have removed the disclosure stating that the impact of lease expirations may be mitigated through the benefit of the forced pooling process and have added disclosure stating that our total proved reserves do not include any volumes which would require future forced pooling efforts. Please read page 135 of Amendment No. 1.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Pro Forma Data (unaudited), page F-11

6. We note your response to comment 28 in our letter dated November 16, 2012. Your response states that you will calculate your full cost pool amortization based on the Partnership Properties’ specific production, reserves and future development costs as your basis for presenting pro forma depreciation, depletion and amortization information. As this prospective methodology differs from what was used to prepare your historical GAAP-basis financial statements, it does not appear to be appropriate for pro forma purposes. Please provide us with additional detail supporting this presentation or revise your pro forma presentation to remove this adjustment.

RESPONSE:

We have revised our pro forma presentation to remove the adjustment for depreciation, depletion and amortization. Please read pages F-4 and F-11 of Amendment No. 1.

7. We note that you added a pro forma adjustment for commodity derivative contracts that will be contributed by New Source Energy at the closing of this offering. We also note the disclosure per page 107 of your submission stating that you entered into new fixed price swap derivative contracts in July 2012. Please tell us why these derivative contracts are not included in your September 30, 2012 carve-out financial statements.

RESPONSE:

Securities and Exchange Commission

January 11, 2013

The fixed price swap derivative contracts entered into in July 2012 are fully included within our September 30, 2012 carve-out financial statements. We intend to enter into additional commodity derivative contracts prior to the completion of this offering, and the pro forma adjustment for derivative obligations included on pages F-3 and F-11 is intended to demonstrate the effects of such additional commodity derivative contracts. We intend to include a description of the terms of these additional commodity derivative contracts in a subsequent amendment to the Registration Statement once those contracts have been put in place and prior to commencing the offering.

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Please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Jeffery K. Malonson of Vinson & Elkins L.L.P. at (713) 758-3824 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

NEW SOURCE ENERGY PARTNERS L.P.

By:	/s/ Kristian B. Kos
Name:	Kristian B. Kos
Title:	President and Chief Executive Officer

Enclosures

cc: